Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Spectaire Holdings Inc. on Form S-8 of our report dated March 27, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Perception Capital Corp. II as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 21, 2021 (inception) through December 31, 2021, appearing in the Annual Report on Form 10-K of Perception Capital Corp. II for the year ended December 31, 2022. We were dismissed as auditors on November 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Tampa, FL

February 27, 2024